BIOLASE, Inc.

4 Cromwell

Irvine, California 92618

August 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Fay

Re:	Registration Statement on Form S-3 (Registration No. 333-233172)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by BIOLASE, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on August 9, 2019 (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Friday, August 23, 2019, at 9:30 a.m. (Eastern Time) or as soon thereafter as may be practicable.

[Signature page follows]

Please contact Beth E. Berg of Sidley Austin LLP at (312) 853-7443 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

BIOLASE, INC.

By:	/s/ Michael C. Carroll
Name: Michael C. Carroll
Title: Secretary

Acceleration Request Letter